UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP Group Limited

BHP Group Limited ABN 49 004 028 077

Registered in Australia

Registered Office: Level 18, 171 Collins Street Melbourne VIC 3000

Share code: BHG

ISIN: AU000000BHP4

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

•

This notification relates to changes in the interests in ordinary shares in BHP Group Limited of Geraldine Slattery, a person discharging managerial responsibilities, and Mr Habib Makhdum, a person closely associated with her for the purposes of the UK Market Abuse Regulation.

•	1,394 ordinary shares in BHP Group Limited were transferred from Mr Makdhum’s Shareplus (BHP’s employee share plan) account to a Computershare issuer sponsored account in January 2022.

•

725 American Depositary Shares (representing 1450 ordinary shares in BHP Group Limited) were transferred from Mr Makdhum’s Shareplus account to a personal brokerage account in the joint names of Ms Slattery and Mr Makhdum in May 2021 and a further 299 American Depositary Shares (representing 598 ordinary shares in BHP Group Limited) were transferred from Mr Makdhum’s Shareplus account to the same personal brokerage account in July 2021.

•	The transfers were not previously notified due to an oversight, which has since been corrected.

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mr Habib Makdhum

2	Reason for the notification

a)	Position/status	Person Closely Associated with a PDMR

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument	BHP Group Limited ordinary shares

	Identification code	ISIN: AU000000BHP4

b)	Nature of the transaction	Transfer of 816 ordinary shares in BHP Group Limited from Mr Makdhum’s Shareworks account to a Computershare issuer sponsored account.

c)	Price(s) and volume(s)	Price	Volume
		Nil	816

d)	Aggregated information

	- Aggregated volume	Aggregated volume - 816 ordinary shares in BHP Group Limited

	- Price	Price – Nil

e)	Date of the transaction	25 January 2022

f)	Place of the transaction	Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mr Habib Makdhum

2	Reason for the notification

a)	Position/status	Person Closely Associated with a PDMR

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument	BHP Group Limited ordinary shares

	Identification code	ISIN: AU000000BHP4

b)	Nature of the transaction	Transfer of 578 ordinary shares in BHP Group Limited from Mr Makdhum’s Shareworks account to a Computershare issuer sponsored account.

c)	Price(s) and volume(s)	Price	Volume
		Nil	578

d)	Aggregated information

	- Aggregated volume	Aggregated volume - 578 ordinary shares in BHP Group Limited

	- Price	Price – Nil

e)	Date of the transaction	25 January 2022

f)	Place of the transaction	Australian Securities Exchange (ASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Ms Geraldine Slattery Mr Habib Makdhum

2	Reason for the notification

a)	Position/status	PDMR Person Closely Associated with a PDMR

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument	American Depositary Shares (ADS) representing ordinary shares in BHP Group Limited

	Identification code	ISIN: AU000000BHP4

b)	Nature of the transaction	725 American Depositary Shares representing 1450 ordinary shares in BHP Group Limited transferred from Mr Makdhum’s Shareplus account to a personal brokerage account in the joint names of Ms Slattery and Mr Makdhum.

c)	Price(s) and volume(s)	Price	Volume
		Nil	725 ADSs representing 1450 ordinary shares

d)	Aggregated information

	- Aggregated volume	Aggregated volume - 725 American Depositary Shares representing 1450 ordinary shares in BHP Group Limited

	- Price	Price – Nil

e)	Date of the transaction	20 May 2021

f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Ms Geraldine Slattery Mr Habib Makdhum

2	Reason for the notification

a)	Position/status	PDMR Person Closely Associated with a PDMR

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument	American Depositary Shares (ADS) representing ordinary shares in BHP Group Limited

	Identification code	ISIN: AU000000BHP4

b)	Nature of the transaction	299 American Depositary Shares representing 598 ordinary shares in BHP Group Limited transferred from Mr Makdhum’s Shareplus account to a personal brokerage account in the joint names of Ms Slattery and Mr Makdhum.

c)	Price(s) and volume(s)	Price	Volume
		Nil	299 ADSs representing 598 ordinary shares

d)	Aggregated information

	- Aggregated volume	Aggregated volume - 299 American Depositary Shares representing 598 ordinary shares in BHP Group Limited

	- Price	Price – Nil

e)	Date of the transaction	30 July 2021

f)	Place of the transaction	New York Stock Exchange

Date: 22 July 2022

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: July 22, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary